<u>Mail Stop 3651</u>

September 11, 2006

<u>Via U.S. Mail and Facsimile</u>

Herbert Lindo
Chief Executive Officer
Kenilworth Systems Corporation
185 Willis Avenue
Mineola, New York

> RE: Kenilworth Systems Corporation
>   Form 10-K for the Fiscal Year Ended December 31, 2005
>
>   File No. 000-08962

Dear Mr. Lindo:

    We have reviewed your filing and have the following comments. We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended December 31, 2005

1. It has come to our attention that the financial statements filed with your Form 10-K for the fiscal year ended December 31, 2005 do not comply with or meet the requirements of Regulation S-X. You are required to file audited financial statements, including the notes to the financial statements and related schedules, along with a signed report from independent accountants meeting the qualifications outlined in Article 2 of Regulation S-X. Accordingly, please amend your filing to include audited financial statements for the periods required to be presented and comply with all applicable requirements of Regulation S-X. Please respond by confirming your understanding of the above and further, that you will amend your financial statements to comply with Regulation S-X as soon as practicable.

     As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

     In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jeff Jaramillo at (202) 551-3212 or Jean Yu at (202)551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

Sincerely,

Linda Cvrkel
Branch Chief

Via facsimile: Herbert Lindo, Chief Executive Officer
(516) 741-7194